1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 19, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

tsmc

2013 Second Quarter

Earnings Conference

July 18, 2013

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Agenda

Welcome

Elizabeth Sun

2Q13 Financial Results and 3Q13 Outlook

Lora Ho

CEO Message

Morris Chang

Q&A

Morris Chang /

Lora Ho

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Safe Harbor Notice

TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 2, 2013 and such other documents as TSMC may file with, or submit to, the SEC from time to time.

Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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Statements of Comprehensive Income

Selected Items from Statements of Comprehensive Income

2Q13

2Q13

2Q13

2Q13

1Q13

2Q12

over

over

Guidance

(In NT billions)

1Q13

2Q12

Net Revenue

155.89

154 - 156

132.76

128.19

17.4%

21.6%

Gross Margin

49.0%

47.5% - 49.5%

45.8%

48.7%

+3.2 ppts

+0.3 ppt

Operating Expenses

(18.79)

(16.38)

(15.54)

14.8%

20.9%

Operating Margin

37.0%

35% - 37%

33.5%

36.6%

+3.5 ppts

+0.4 ppt

Non-Operating Items

2.39

1.32

(0.92)

80.9%

NM

Net Income

51.81

39.58

41.84

30.9%

23.8%

Net Profit Margin

33.2%

29.8%

32.6%

+3.4 ppts

+0.6 ppt

EPS (NT Dollar)

2.00

1.53

1.61

30.9%

23.8%

ROE

27.4%

21.3%

26.1%

+6.1 ppts

+1.3 ppts

Shipment (Kpcs, 8”-equiv. Wafer)

4,034

3,570

3,701

13.0%

9.0%

Average Exchange Rate--NTD/USD

29.83

29.82

29.45

29.60

1.3%

0.8%

* Diluted weighted average outstanding shares were 25,929mn units in 2Q13

** ROE figures are annualized based on average equity attributable to shareholders of the parent

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2Q13 Revenue by Application

Industrial/Standard

Consumer 20%

Computer 7% 16%

Communication 57%

Communication

QoQ +22%

90

Revenue (NT$B)

0

1Q13 2Q13

Computer

90

Revenue (NT$B)

QoQ +18%

0

1Q13 2Q13

Consumer

90

Revenue (NT$B)

0

QoQ +9%

1Q13 2Q13

Industrial/Standard

90

Revenue (NT$B)

0

QoQ +11%

1Q13 2Q13

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2Q13 Revenue by Technology

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0.25/0.35um
4%
0.5um+
1%
0.11/0.13um
4%
0.15/0.18um
15%
90nm
8%
28nm
29%
65nm
18%
40/45nm
21%



40/45nm and below revenue
Revenue (NT$B)
% of wafer revenue
80
70
60
50
40
30
20
10
0
60%
50%
40%
30%
20%
10%
0%
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13
28nm Revenue (NT$B)
40/45nm Revenue (NT$B)
40/45nm and below combined as % of wafer revenue

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Balance Sheets & Key Indices

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Selected Items from Balance Sheets

2Q13

1Q13

2Q12

(In NT billions)

Amount%

Amount%

Amount%

Cash & Marketable Securities

227.62

19.4%

189.26

17.9%

188.37

21.1%

Accounts Receivable

80.34

6.9%

65.91

6.2%

61.44

6.9%

Inventories

38.62

3.3%

37.83

3.6%

30.78

3.5%

Long-term Investments

78.26

6.7%

70.70

6.6%

28.11

3.1%

Net PP&E

715.60

61.2%

666.45

62.8%

548.19

61.6%

Total Assets

1,169.89

100.0%

1,061.63

100.0%

890.59

100.0%

Current Liabilities

243.63

20.8%

158.21

14.9%

218.35

24.5%

Long-term Interest-bearing Debts

170.56

14.6%

127.09

12.0%

37.28

4.2%

Total Liabilities

423.65

36.2%

292.98

27.6%

262.65

29.5%

Total Shareholders’ Equity®

746.24

63.8%

768.65

72.4%

627.94

70.5%

Key Indices

A/R Turnover Days

43

43

41

Inventory Turnover Days

47

51

44

Current Ratio (x)

1.4

1.9

1.3

Asset Productivity (x)

0.9

0.8

1.0

* Total outstanding shares were 25,928mn units at 06/30/13

** Asset productivity = Annualized net revenue / Average net fixed assets

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Cash Flows

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(In NT billions)

2Q13

1Q13

2Q12

Beginning Balance

186.03

143.41

170.82

Cash from operating activities

75.24

73.57

68.67

Capital expenditures

(78.40)

(80.42)

(59.47)

Short-term loans

(4.32)

0.23

(4.30)

Proceeds from issuance of bonds

44.65

45.00

-

Investments and others

2.63

4.24

2.72

Ending Balance

225.83

186.03

178.44

Free Cash Flow(1)

(3.16)

(6.85)

9.20

(1) Free cash flow = Cash from operating activities – Capital expenditures

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Installed Capacity

2013 Overall Capacity +11%; 12-inch Capacity +17%

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FAB / (Wafer size)

2012

1Q13

2Q13

3Q13

4Q13

2013

(A)

(A)

(A)

(F)

(F)

(F)

Fab-2

( 6”) (1)

1,012

251

254

257

257

1,018

Fab-3

( 8”)

1,208

281

287

293

289

1,150

Fab-5

( 8”)

587

147

151

99

99

497

Fab-6

( 8”)

1,191

299

307

428

428

1,461

Fab-8

( 8”)

1,057

260

271

216

216

962

Fab-12

( 12”) (2)

1,500

366

356

365

371

1,458

Fab-14

( 12”) (2)

2,210

546

558

564

564

2,232

Fab-15

( 12”) (2)

226

164

193

277

296

930

WaferTech

( 8”)

444

109

112

113

113

447

TSMC China

( 8”)

921

226

240

248

248

963

TSMC & Subsidiaries

14,833

3,883

3,999

4,258

4,307

16,447

(8” Equivalent Kpcs)

(1) Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 0.5625

(2) Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 2.25

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3Q13 Guidance

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Based on our current business outlook and exchange rate assumption, management expects:

Revenue to be between NT$ 161 billion and NT$ 164 billion, at a forecast exchange rate of 29.83 NT dollars to 1 US dollar

Gross profit margin to be between 47 % and 49%

Operating profit margin to be between 35 % and 37%

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Recap of Recent Major Events

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TSMC Sets July 3rd as Ex-dividend Date and July 9th as Record Date for Common Share Dividends ( 2013/06/18 )

TSMC Shareholders Approve NT$3.0 Cash Dividend ( 2013/06/11 )

Xilinx and TSMC Team to Enable Fastest Time-to-Market and Highest Performance FPGAs on TSMC’s 16-nanometer FinFET ( 2013/05/29 )

TSMC Board of Directors Approved the Issuance of Unsecured Straight Corporate Bonds in Taiwan for an Amount of Not Exceeding NT$45 Billion to Raise Capital for Capacity Expansion ( 2013/05/14 )

Please visit TSMC’s Web site (http://www.tsmc.com) and Market Observation Post System

(http://mops.twse.com.tw ) for details and other announcements

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http://www.tsmc.com

invest@tsmc.com

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